AMC Entertainment Holdings, Inc.

One AMC Way

11500 Ash Street

Leawood, Kansas 66211

September 16, 2020

VIA EDGAR AND EMAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Attn: Scott Anderegg

Re:                             AMC Entertainment Holdings, Inc.
Registration Statement on Form S-3 (File No. 333-248558)

Ladies and Gentlemen:

We refer to the registration statement on Form S-3 (File No. 333-248558) (as amended, the “Registration Statement”), of AMC Entertainment Holdings, Inc. (the “Company”), relating to the registration of the Company’s Class A common stock, par value $0.01 per share.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:00 P.M. (Eastern time) on Thursday, September 17, 2020, or as soon as practicable thereafter.

Please call Corey R. Chivers at (212) 310-8893 or Aman Singh at (212) 310-8393, of Weil, Gotshal & Manges LLP, to confirm the effectiveness of the Registration Statement.

Very truly yours,

AMC Entertainment Holdings, Inc.

By:	/s/ Kevin M. Connor
	Name:	Kevin M. Connor
	Title:	Senior Vice President, General Counsel and Secretary